Grupo PRISA 


05008544

SUPPL


SEC MAIL
RECEIVED
PROCESSING
JUN - 2 2005
WASH. D.C.
199
SECTION

Mr. Paul Dudek
Office of International Corporate Finance
Securities Exchange Comission
450 Fith Street, N.W.
Washington, D.C. 20549
USA

Madrid, May 31st, 2005

Re: Promotora de Informaciones, S.A. (File No. 82-5213)
Information Pursuant to Rule 12g3-2(b)


FINANCIAL

Dear Sir,

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed the following documentation:

A). The English version of a notice of significant event (*Comunicación de hecho relevante*), dated April, 22, 2005, regarding the first quarter report of the year 2005, that is attached as **Item 1.** This English version was not filed with the CNMV.

B). The English version of a notice of significant event (*Comunicación de hecho relevante*), dated April, 22, 2005, regarding the agreement reached between Promotora de Informaciones, S.A. (through its US subsidiary GLR Services Inc) and Citicasters Co., a subsidiary of Clear Channel, for the transfer of the rights to program and commercially exploit an AM signal that serves Los Angeles and Southern California, that is attached as **Item 2.** This English version was not filed with the CNMV.

C) The English version of a notice of significant event (*Comunicación de hecho relevante*) Dated May, 4, 2005, regarding the notification of the final arbitral award issued by the International Court of Arbitration of the International Chamber of Commerce, bringing to a close the proceedings initiated by PRISA Groups's complaint against the GARAFULIC Group, that is attached as **Item 3.** This English version was not filed with the CNMV.

D) The English version of a notice of significant event (*Comunicación de hecho relevante*) Dated May 25, 2005, regarding an arbitration complaint at the International Chamber of Commerce's International Court of Arbitration against Tiscali S.p.A. (TISCALI) for breach of an advertising contract, that is attached as **Item 4.** This English version was not filed with the CNMV.

This information is being furnished under Paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information and documents will not be deemed filed with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this company is subject to the Exchange Act.

Should you have any questions, please do not hesitate to contact the undersigned at 34-91. 330.10.00, in Madrid, (Spain), calle Gran Vía, 32, 6ª.

Very truly yours,



Miguel Satrústegui
General Secretary

Enclosures

ITEM 1

4.1.0 version

Security Reference

1

2005

QUARTERLY EARNINGS REPORT FOR:

QUARTER **YEAR**

Company Name:
PROMOTORA DE INFORMACIONES, S.A.

Registered Offices:
GRAN VIA, 32, 6 PLANTA **Tax ID No.: A-28297059**

Persons responsible for this information, positions that they hold, and identification of the powers or powers of attorney by virtue of which they represent the company:

Juan Luis Cebrian, CEO of the Prisa Group
Notarial Power of Attorney No. 2387/99 of July 5, 1999

A) QUARTERLY EARNINGS REPORT

(With regard to consolidated information, only fill in the column that corresponds to current accounting principles).

Euros 000		Individual		Consolidated National GAAP		Consolidated IFRS	
		Current Year	Last Year	Current Year	Last Year	Current Year	Last Year
Net turnover	0800	3445	5987			321498	305775
Profit Before Tax/ Ordinary Profit before Tax (2)	1040	30771	-22034			42220	21121
Net Profit of continuing operations (3)	4700	35392	-14321			29331	15741
Net Profit (4)	1044					29331	15741
Minority Interest	2050					-197	996
Net earnings attributable to the parent company / Net earnings attributable to holders of equity instruments in the parent company	2060					29134	16707
Issued capital	0500	21881	21881				
Average No. of employees	3000	104	106			9370	9083

B) BUSINESS OVERVIEW

(Although in summarized form due to the concise nature of this quarterly information, comments included in this section should enable investors to form an adequate opinion concerning the activities in which the company is engaged and the results obtained during the period covered by this quarterly report, as well as its financial and equity position and other essential data concerning the general course of the company's affairs.)

See the attached document

C) FILING CRITERIA AND VALUATION RULES

(The preparation of the accounting data and information included in the present periodic public report should be based on the valuation principles and standards and accounting criteria set forth in current legislation regulating the preparation of the financial and accounting information included in the annual accounts corresponding to the period for which this periodic public information is being filed. In the event that the generally accepted accounting principles and criteria required pursuant to the corresponding current legislation have exceptionally not been applied to the attached data and information, that fact should be underscored and sufficiently explained, indicating the impact that not applying such criteria may have on equity, financial position and the results of the company or its consolidated group. In addition, and in similar detail, if applicable and with regard to the latest audited accounts, mention should be made and an explanation provided concerning any changes in the accounting criteria used in the preparation of the attached information. It should likewise be expressly stated whether the same accounting principles, criteria and policies applied to the last annual accounts were used, and whether they correspond to the current accounting standards applicable to the company. When pursuant to applicable legislation adjustments and/or reclassifications were applied during the previous period due to changes in accounting policy, correction of errors, or changes in the classification of specific items, the quantitative and qualitative information required to explain those adjustments and/or reclassifications should be included in that section.)

This information was prepared based on International Financial Reporting Standards (IFRS) and the interpretations of the Standard Interpretations Committee and the International Financial Reporting Interpretations Committee (IFRIC) issued by the International Accounting Standards Board (IASB) in effect for the fiscal year ending December 31, 2005, for unaudited accounts. Certain projects, resolutions and interpretations have been submitted for review and discussion to the IASB, IFRIC and/or the securities market regulating authorities.

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

(Mention should be made of any dividends distributed since the beginning of the fiscal year)

		% over par	Euros per share	Total (in Euros 000)
1. Common Stock	3100	100.0	0.12	24945
2. Preferred Stock	3110			
3. Redeemable Stock	3115			
4. Nonvoting Stock	3120			

Additional information concerning the distribution of dividends (on account, supplementary, etc.)

See the Appendix on the next page

E) RELEVANT EVENTS (*)

		YES	NO
1. Acquisitions or transfers of holdings in the capital of listed companies for which notifications is mandatory pursuant to Article 53 of the Securities Market Law (5% and multiples).	3200		X
2. Acquisitions of treasury shares for which notification is mandatory pursuant to the First Additional Provision of the Corporations Law (1%)	3210		X
3. Other significant increases or decreases in fixed assets (holdings in excess of 10% in non-listed companies, relevant material investments or divestitures, etc.)	3220		X
4. Increases or reductions in share capital or the nominal value of securities	3230		X
5. Bond issues, repayment or cancellation	3240		X
6. Change of directors or members of the board of directors	3250	X	
7. Amendment of corporate bylaws	3260		X
8. Transformations, mergers or demergers	3270		X
9. Changes in the institutional regulation of the sector having a significant impact on the economic or financial position of the company or group	3280		X
10. Lawsuits, litigation or disputes that may significantly affect the equity position of the company or group	3290		X
11. Insolvencies, suspension of payments, etc.	3310		X
12. Special agreements concerning the total or partial limitation, assignment or waiver of political or economic rights with respect to shareholdings in the company	3320		X
13. Strategic alliances with national or international groups (stock swaps, etc.)	3330	X	
14. Other relevant events	3340	X	

(*) Mark the corresponding column with an "x". Where the answer is "yes", attach an explanation including the date that notice was filed with the CNMV (National Securities Market Commission) and the SRVB (Stock Exchange Management Company).

ATTACHMENT EXPLAINING DIVIDENDS DISTRIBUTED OVER THE PERIOD

(not applicable)

F) ATTACHMENT EXPLAINING RELEVANT EVENTS

Relevant Events 1st Qtr 2005

On February 16, 2005, Prisa announced that it had presented its proposal to acquire 100% of Lusomundo Serviços, SGPS, SA within the context of the process of selling that company, which is being organized by PT Multimedia, Serviços de Telecomunicaçoes and Multimedia, SGPS, SA.

On February 17, 2005, Prisa announced that the Board of Directors had resolved to hold the Annual Shareholders Meeting, probably to be first called for March 17, 2005.

On February 17, 2005, Prisa announced that the Board of Directors had accepted the resignation of Mr. Ricardo Díez Hochleitner as member of the board.

On February 17, 2005, Prisa announced that the Board of Directors had approved the rules for interpreting and applying the Company's Shareholder Meeting Regulations, pursuant to the provisions of Article 26 of that document.

On February 17, 2005, Prisa filed its Corporate Governance Report for the 2004 fiscal year.

On February 18, 2005, Prisa filed its report of the company's results for the second semester of the 2004 fiscal year.

On March 1, 2005, Prisa filed its Notice of Meeting for the Annual Shareholders Meeting, together with the documents that were made available to shareholders.

On March 7, 2005, Prisa announced that it had in principle reached an agreement with Le Monde et Partenaires Associés (SAS) and Le Monde (SA) to make an investment by means of subscribing a capital increase in Le Monde (SA) in the amount of twenty-five million Euros, which would represent a share of between 12.9% and 14.8% of Le Monde (SA)'s total capital. Fulfillment of this agreement is contingent upon various conditions, including, among others, its ratification by PRISA's Board of Directors and the execution of the final contracts.

On March 17, 2005, Prisa announced the resolutions passed at the Shareholders Meeting held that same day.

On March 17, 2005, Prisa announced that the shareholders in attendance at the Annual Shareholders Meeting held on March 17, 2005 resolved to distribute a gross dividend from the 2004 fiscal year profits of 0,12 Euros per share. It was resolved that the dividend would be paid on March 22, 2005.

On March 17, 2005, Prisa included the texts of the speeches delivered by the Chairman of the Board of Directors and the Chief Executive Officer at the Annual Shareholders Meeting held on that same day.

On March 18, 2005, Prisa announced that the Board of Directors had proceeded to implement the plan extended at the Shareholders Meeting of April 15, 2004, to grant treasury shares in the Company to Executive Directors and Managers of the Prisa Group, (Resolution Eight). The total value of the shares granted amounts to 420,000 Euros, with a maximum value for each recipient of 12,000 Euros.

INSTRUCTIONS FOR PROVIDING QUARTERLY INFORMATION (GENERAL)

- Unless otherwise indicated, all figures should be expressed in thousands of Euros, rounded off without decimals.
- Negative figures should be preceded by a minus sign (-) in front of the corresponding number.
- Unless otherwise indicated, each amount expressed in numbers should be accompanied by the corresponding figure for the preceding period.
- The adopted International Financial Reporting Standards ("adopted IFRS") shall mean those standards adopted by the European Commission in accordance with the procedures set forth in Regulation 1606/2002 (EC) of the European Parliament and Council of July 19, 2002.
- The financial information provided in this form shall comply with the accounting standards and principles for recognition and valuation applicable for the entity in question for preparing their financial reports for the year for which this periodic public information is being filed. Until the fiscal year commencing January 1, 2007, all companies (with the exception of credit institutions) which pursuant to the provisions of the Commercial Code are required to file annual consolidated accounts and which at the close of the accounting period have only issued fixed-income securities listed on a stock exchange, and which have chosen to continue applying the standards contained in Section Three, of Title III of Book One of the Commercial Code and implementing legislation shall file the periodic public consolidated information required under section A) under "National Consolidated Standards", provided that the adopted IFRS were not applied during the previous fiscal year.
-

Definitions:

- (1) The Net Turnover figure should include all amounts from the sale of goods and provision of services corresponding to the company's ordinary activities, minus rebates and other reductions applied to sales, as well as VAT and other taxes directly related to the turnover figure. In the event that consolidated figures should be filed in accordance with the adopted IFRS, the information provided in this section should be prepared in accordance with those standards.
- (2) Profit/Loss Before Taxes: companies that file their periodic financial reports in accordance with the adopted IFRS should include under this section their pre-tax profit/loss on continuing operations.
- (3) Profit/Loss for the Period on Continuing Operations: this section must only be completed by those entities that present their financial reports according to the adopted IFRS and should reflect after-tax profit/loss on continuing operations.
- (4) Profit/Loss for the Year: those entities that file their financial reports in accordance with the adopted IFRS shall include under this heading their profit/loss for the year from continuing operations plus/minus after-tax profit/loss on discontinuing operations.



Grupo PRISA

JANUARY– MARCH 2005 Results

April 22, 2005

The financial information reported has been prepared following the rules and principles of the International Financial Reporting Standards (IFRS). In order to comply with the new standards, we have stated the 2004 results according to IFRS for an adequate comparison.

For further information regarding the impact of IFRS application, please refer to the significant event submitted to the Spanish Securities Exchange Commission (CNMV) in April 22, 2005 about the impact of the International Financial Reporting Standards application. (www.cnmv@com).

IN THE FIRST QUARTER, PRISA INCREASED ITS NET PROFIT BY 74%

Advertising revenues increased by 12.5% and the operating result (EBIT) came up to €46.3 million, 40.8% higher than in the first quarter of 2004.

The most significant events in the period January-March 2005 were the following:

- ***Advertising revenues increased by 12.5%*** despite the hard comparison due to the Easter period that occurred in March 2005 versus April last year. It is worth mentioning the evolution in Radio (+14.6%) and in El País (+8.9%). The Local TV business and Internacional Media increased their advertising revenues by 56.1% and 12.6% respectively.
- ***Add on's*** showed the same strength recorded in the previous year.
- ***Good results in the sale of text books in Santillana (+19.4%)***. The performance in Brazil stands out and revenues increased by 45% whilst operating profit (EBIT) grew by 64%.
- ***AS increased its daily circulation by 3.5%*** and it gained market share.
- ***Businesses under development increased their operating profit by 19%***
- ***The Group EBIT margin came up to* 13.9%** compared to 10.4% during the same period in the previous year. EBITDA margin stood at 19.4% compared to 16.8% in the previous year.
- The ***equity method result*** increased by 76.5%.
- ***Prisa increased its ownership in Sogecable up to 23.7%***

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	**332.94**	**317.67**	**4.8**
EBITDA	**64.49**	**53.30**	**21.0**
EBIT	**46.33**	**32.91**	**40.8**
Net financial cost	(2.15)	(3.46)	37.8
Income from associates	(1.96)	(8.33)	76.5
Profit Before Tax	**42.22**	**21.12**	**99.9**
Income tax expense	12.89	5.38	139.6
Minority Interest	(0.20)	0.97	-
Net Profit	**29.13**	**16.70**	**74.4**
EBIT Margin	**13.9%**	**10.4%**	
EBITDA Margin	**19.4%**	**16.8%**	

Operating revenues increased by 4.8% reaching €332.94 million, compared to €317.67 million in the first quarter of 2004.

Revenue breakdown by business line was as follows:

€ Million	ENERO-MARZO		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Advertising Revenues	114.47	101.72	12.5
Books and Rights sales	87.80	73.53	19.4
Newspaper and Magazine sales	53.12	53.75	(1.2)
Revenues from Add-on's	32.53[1]	41.38	(21.4)
Printing sales[2]	14.98	16.64	(10.0)
Music and Audiovisual sales	4.04	5.77	(30.0)
Other revenues	26.00	24.88	(0.4)
Total Operating Revenues	**332.94**	**317.67**	**4.8**

The Group **advertising revenues (€114.47 million),** represented 34% of the total operating revenues and **increased by 12,5%** over the year before despite the effect of the Easter period that occurred in March 2005 versus April in 2004.

If we discounted the Easter effect, the advertising revenues increase would have been higher.

[1] During 2004 Gran Vía Musical recorded some add-on's revenues that have not ocurred this year
[2] Represent 40% of Dédalo revenues. Dédalo is the result of the merger between Prisaprint and Polestar.

The **Advertising increase** was reflected in every business unit of the Group:

Millones de €	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
El País	43.80	40.24	8.9
Radio	45.31	39.53	14.6
Specialized & Regional Press	9.29	8.48	9.4
GDM	4.18	3.96	5.5
International Media	10.32	9.16	12.6
Local TV	4.75	3.04	56.1
Prisacom	0.84	0.81	4.1

Within the Group, national advertising increased by 14.4% and the local advertising revenues grew by 8.9%. On the other hand, international advertising increased by 12.5%.

Books and rights sales increased by 19.4% over the same period of 2004. Revenues reached the amount of €87.8 million.

It is worth mentioning the good performance in Brazil, where text books revenues increased by 44.6% despite this year, text book revenues are derived form reposition in this country. The rest of South American countries had also a good performance: Colombia (+45.9%), Ecuador (+25.1%), Argentina (+10.1% in local currency and +3.9% in euros).

Circulation revenues decreased by 1.2% up to €53.1 million. The lower circulation in El País explains the reduction in revenues. During the first quarter of year 2004, some special events such as the general elections and the success of the add-on "La Enciclopedia) helped to increase the circulation of El País. Also, the Easter period, that happened in March 2005 versus April last year, explains part of the decrease in circulation.

On the other hand, AS increased its average daily circulation by 3.5% despite the decreasing trend in the sport newspapers circulation.

Revenues derived from add-on's showed a good performance, in line with Group expectations. During the first quarter of 2005, revenues reached €32.5 million. EBIT contribution from this line of business amounted to €10.5 million, representing an EBIT margin of 32.3%. Given the good market reception of the add-on's launched in 2005, we expect to exceed the EBIT contribution of year 2004 on a yearly basis.

Add-on's in El País were outstanding. They contributed €28.7 million at revenue level compared to €28.8 million during the first quarter of 2004. The EBIT contribution added up to €10.1 million versus €9.5 million in the previous year.

Revenue breakdown by business line is show below:


34%
26%
14%
10%
16%
32%
23%
17%
13%
15%
January-March 2005
January-March 2004
Advertising
Books & Rights
Circulation
Add-on's
Other

Geographic revenue breakdown during the first quarter of years 2004 and 2005 was the following:

January-March 2005


28%
72%
Spain & Portugal
International

January-March 2004


22%
78%
Spain & Portugal
International

Out of the International revenues, 82% came from the publishing business (Santillana), 13% came from International Media and 5% form Dédalo, the printing unit.

The operating profit (EBIT), came up to €46.3 million, compared to €32.9 million in the first quarter of 2004. EBIT grew by 40.8%. The reasons underlying this growth were:

- **Good performance in El País, Ser and in Santillana.**
- **Operating improvement and cost control** in businesses under development, especially, **Prisacom.**
- **Operating improvement in Specialized and Regional Press.**

EBIT breakdown by business line is shown bellow:

EBIT (€ million)


46
35
15
8
1
-1
-4
-5
-2
-1
TOTAL
El Pais
Santillana
Radio
Música
Prensa Esp.& Regional
Medios Internacional
Audiovisual *
Internet
Prisa y Otros

* Out of which €4 million correspond to the Local TV business and €1 million to TV production activities (Plural)

Prisa continues controlling costs at the **businesses under development**[3], which have improved their operating result by 19%. It is worth highlighting the improvement at Prisacom.

EBIT margin came up to 13.9% opposite to 10.4% in the first quarter of year 2004. EBITDA margin increased from 16.8% to 19.4%.

Financial result was €-2.2 million opposite to €-3.5 million the previous year.

Income from associates (€2.0 million losses), includes mainly the stakes in Sogecable, Antena 3 de Radio and Iberbanda and it showed a good improvement compared to the results in the first quarter of 2004 (€8.3 million losses).

Profit before tax increased by 99.9% reaching €42.2 million.

The expected **income tax expense** is €12.9 million opposite €5.4 million during the first quarter of 2004. **Minority interest** accounted for €0.2 million losses.

Net profit reached €29.1 million compared to €16.7 million during the same period of 2004, which implies and increase of 74.4%.

[3] Audiovisual, Prisacom, International Media and Music.

BALANCE SHEET

ASSETS	€ Million 31/03/2005 I.F.R.S.	€ Million 31/12/2004 I.F.R.S.
FIXED ASSETS	**962.04**	**921.95**
Intangible assets	79.87	78.09
Property, plant & equipment	298.53	296.93
Long term financial investments	109.21	96.58
Investment in associates	377.96	353.88
Investment property	11.67	11.47
Assets held for sale	0.19	1.37
Deferred tax assets	85.00	83.61
GOODWILL	**188.39**	**188.41**
CURRENT ASSETS	**608.12**	**585.41**
Inventories	107.66	99.65
Accounts receivable	458.01	455.23
Short term financial investments	5.19	6.02
Cash & cash equivalents	37.27	24.51
TOTAL ASSETS	*1,758.94*	*1,695.77*

LIABILITIES & SHAREHOLDERS EQUITY	€ Million 31/03/2005 N.I.I.F.	€ Million 31/12/2004 N.I.I.F.
SHAREHOLDERS EQUITY	**745.16**	**738.93**
Issued capital	21.88	21.88
Reserves	677.93	578.86
Retained earnings	29.13	122.45
Minority Interest	16.22	15.74
LONG TERM LIABILITIES	**507.62**	**479.11**
Long term financial debt	287.92	259.64
Other long term debt	154.96	155.09
Other long term liabilities	64.74	64.38
CURRENT LIABILITIES	**506.17**	**477.72**
Short term financial debt	171.02	144.49
Trade accounts payable	185.28	201.60
Other short term liabilities	142.73	127.57
Accrual accounts	7.14	4.06
TOTAL LIABILITIES & SHAREHOLDERS EQUITY	*1,758.94*	*1,695.77*

INVESTMENTS

Investments in long term assets amounted to €53.12 million compared to €43.32 million during the first quarter of 2004. Investments breakdown by business unit is shown below:

JANUARY-MARCH 2005 INVESTMENTS	€ Million
Prisa	25.78
Santillana	6.60
El País	2.60
Radio	2.49
TV Production (Plural)	1.82
Printing	1.79
Local TV	1.26
International Media	9.44
Other	1.34
Total	**53.12**

Prisa investments (€25.78 million) mainly include the stake increase in Sogecable. Investments in Santillana are mainly related to prototypes. Investments in International Media are related to the acquisition of Radio Continental in Argentina (€8.2 million).

Investment breakdown by type of long-term assets was the following:

JANUARY-MARCH 2005 INVESTMENTS	€ Million
Tangible fixed assets	9.05
Intangible assets	9.67
Long term financial investments	34.39
TOTAL INVESTMENTS	**53.12**

NET DEBT

Net bank debt as of March 31, 2005 amounts to €416.5 million opposite to €373.6 million as of December 31, 2004.

NET DEBT 31/03/2005	€ Million
Financial debt	458.9
Long term	287.9
Short term	171.0
Cash & cash equivalents	42.5
Net Debt	**416.5**

Additionally, the Group holds open credit facilities for €352.8 million.

In December 2003, Prisa issued a €162.3 exchangeable bond guaranteed with ordinary shares held as treasury stock.

The bond coupon was set at 1,75% and since the remaining financial debt is linked to floating interest rates, 24% out of the total debt is kinked to a fixed rate and the remaining 76% to a floating rate. The Group follows the policy of hedging against interest rates.

The average interest rate of the bank debt in the first quarter of 2005 was 2.88%.

In addition, long terms debt accounts for 72% of total financial debt. In terms of currency, 84% is denominated in euros and 16% in dollars. Approximately, 80% of the debt in dollars is hedged against floating exchange rates.


28%
72%
Long term
Short term
16%
84%
Euro
Dollar

CASH FLOW STATEMENT

€ Million	31/03/2005 I.F.R.S.
EBIT	**46.33**
Depreciation & Amortization	17.05
Change in working capital	(8.86)
Capex	18.72
Operating Cash Flow	**35.80**
Financial Investments	34.39
Financial result	(2.15)
Dividends	24.95
Taxes	12.89
Other	(4.30)
NET DEBT CHANGE	**42.89**

The **operating cash flow during the first quarter of 2005 amounted to €35.80 million**, and the change in net debt was €42.89 million.

BUSIENSS DIVISIONS PERFORMANCE

During 2005 Prisa has carried out a new allocation of its business units. As a result, it has constituted an Audiovisual unit which incorporates the Local TV business and Plural (Tesela and TV production). The Music business, which currently develops concerts, music rights and the record label (Diablo), is now managed by the Radio unit given the synergies between both businesses.

- EBIT at **El País** reached €35.3 million, increasing 5.1% over the same period in year 2004. EBIT margin stood at 32.5% opposite 31.1% the year before.
- **Radio revenues in Spain** increased by 13.6%. Advertising revenues, which increased by 14.6% stood out. The operating profit (EBIT) in this unit grew by 37.1%.
- Good performance in the **text book sales at Santillana**. There have been campaigns in the South American countries during the first quarter of the year and most of the countries have shown good growth digits, especially (+37.5 in local currency and +44.6% in euros) and Argentina (+10.1% in local currency and +3.9% in euros).
- **Specialized and Regional Press** increased its operating result up to €1.1 million opposite €0.2 million in the same period of year 2004. **As** increased its average daily circulation by 3.5% up to 202,198 copies and **Cinco Días** improved its operating result.
- **Prisacom** improved the EBIT by 57.2%. Operating revenues increased by 38.8%.
- **International Media** increased its revenues by 8.7%.
- **GDM** improved its operating profit by 12.8% reflecting the increase in the advertising management for the Group and third parties.
- **Local TV (Localia)** stood out due to the 53.9% in advertising revenues.

Revenues € Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
El País	108.53	107.83	0.7
Specialized & Regional Press	31.99	30.16	6.1
Radio	51.81	45.59	13.6
Music	3.99	13.22	-
Local TV	8.82	8.08	9.1
Plural	2.44	1.37	77.3
International Media	11.68	10.74	8.7
Publishing (Santillana)	90.32	75.48	19.7
Prisacom	4.45	3.21	38.6
Printing	18.80	20.61	(8.8)
GDM	5.10	4.77	6.8
Distribution	7.24	8.73	(17.1)
Other	6.92	6.48	6.8
Consolidation adjustments	(19.13)	(18.61)	97.4
TOTAL	**332.94**	**317.67**	**4.8**

EBIT € Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
El País	35.29	33.57	5.1
EBIT Margin	**32.5%**	**31.1%**	
Specialized and Regional Press	1.12	0.19	-
EBIT Margin	**3.5%**	**0.6%**	
Radio	7.53	5.49	37.1
EBIT Margin	**14.5%**	**12.0%**	
Music	(0.72)	(2.95)	75.8
EBIT Margin	**(17.9%)**	**(22.3%)**	
Local TV	(4.22)	(3.19)	(32.3)
EBIT Margin	**(47.9%)**	**(39.5%)**	
Plural	(0.76)	(0.85)	10.0
EBIT Margin	**(31.2%)**	**(61.6%)**	
International Media	(3.68)	(2.83)	(30.0)
EBIT Margin	**(31.5%)**	**(26.4%)**	
Publishing (Santillana)	14.70	7.71	90.6
EBIT Margin	**16.3%**	**10.2%**	
Prisacom	(1.52)	(3.55)	57.2
EBIT Margin	**(34.2%)**	**(110.8%)**	
Printing	(0.91)	0.48	-
EBIT Margin	**(4.8%)**	**2.3%**	
GDM	0.92	0.81	12.8
EBIT Margin	**18.0%**	**17.1%**	
Distribution	0.51	0.58	(12.2)
EBIT Margin	**7.0%**	**6.6%**	
Other	(1.92)	(2.55)	
TOTAL	**46.33**	**32.91**	**40.8**
Margin	**13.9%**	**10.4%**	

EL PAÍS

€ Million	JANUARY-MARCH 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	108.53	107.83	0.7
Operating Expenses	73.24	74.25	(1.4)
EBIT	**35.29**	**33.57**	**5.1**
% margin	**32.5%**	**31.1%**	
EBITDA	**38.15**	**36.63**	**4.1**
% margin	**34.3%**	**30.7%**	

Advertising Revenues


M €
+8.9%
60
40
20
0
40,2
43,8
1Q2004
1Q2005

Circulation Revenues


M €
-4.7%
50
40
30
20
10
0
37,2
35,5
1Q2004
1Q2005

Revenues from Add-on's


M €
-0.2%
40
30
20
10
0
28,8
28,7
1Q2004
1Q2005

El País increased its profitability during the first three months of 2005. It reached an EBIT margin of 32.5% opposite a 31.1% margin in the first quarter of2004. EBITDA margin stood at 34.3% compared to a 30.7% EBITDA margin in the year before.

- **Advertising revenues** increased by 8.9% despite the 16.6% growth recorded during the first two months of the year. The slow down in advertising growth during March was driven by the Easter period, in which it is generally observed a decrease in sales. In year 2004 the Easter period happened in April.

- **Circulation revenues** showed a 4.7% decrease and amounted to €35.5 million. The lower revenues were driven by the decrease in circulation compared to the first quarter of 2004 in which some special events such as the general elections and the success of the add-on "La Enciclopedia", besides the Easter effect, helped to increase the circulation of El País.

	January-March 2005	January-Marcb 2004	Chg. %
Average daily circulation	**494,150**	**511,360**	**(3.4)**
Weekly average circulation	**874,736**	**874,203**	**0.0**

Revenues derived from add-on's, kept showing a strong trend and contributed €28.70 million to El País revenues compared to a contribution of €28.75 million in the first quarter of the year before. EBIT contribution stood at €10.1 million, implying a 35.2% EBIT margin, opposite the 32.9% EBIT margin during the same period of year 2004.

It is worth stressing the success of the add-on "La Historia Universal" and "Cine de Oro" that were launched jointly with El País and have not finalized yet. During the first three months of the year they sold an average of 220.000 and 200,000 copies respectively. Other add-on's within El Pais had as well good market reception, such as "Children books" that sold an average of 310,000 copies and "Cooking books" that sold and average of 205,000 copies.

Operating expenses decreased by 1.4% mainly driven by the lower newsprint cost which decreased by 3.2% per ton due to the use of paper on stock.

Profitability increased significantly- **EBIT** increased by 5.1% and the **EBIT margin** was 32.5%, compared to a 31.1% margin in the previous year.

SPECIALIZED AND REGIONAL PRESS

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	31.99	30.16	6.1
Operating Expenses	30.87	29.97	3.0
EBIT	**1.12**	**0.19**	**-**
% Margin	**3.5%**	**0.6%**	
EBITDA	**1.59**	**0.78**	**103.1**
% Margin	**4.9**	**0.6%**	

Operating Revenues

M €


25
20
15
10
5
0
15,7
4,5
5,3
6,3
As
Cinco Días
Reg. & Spec. Press
Revistas

Operating Profit (EBIT)

M €


3
2
1
0
-1
1,5
0,0
0,2
-0,3
As
Cinco Dias
Reg. & Spec. Press
Revistas

The increase in revenues experienced by As, Cinco Días and magazines, together with the remarkable control of expenses, allowed this division to improve its operating result significantly. EBIT reached €1.12 million compared to €0.19 million in the first three months of year 2004.

During the first tree months of the year, the key highlights of **AS** were the following:

- 22.5% increase in **advertising revenues** during the period January-March compared to the previous year.

- **Circulation revenues increased by 7.1%**. The **average daily circulation** reached 202,198 copies opposite 195,356 copies in the first quarter of year 2004, which implies a **3.5% increase** despite the decreasing trend in the Spanish sport newspapers circulation.

Cinco Días improved its operating profit to nearly break-even levels (€0.05 million losses opposite €0.13 million losses in the same period of the previous year). The

increase in advertising revenues (+5.3%) added to the cost control are the drives of the improvement.

- **The average daily circulation** increased by 28.1% reaching 31,406 copies (24,507 copies in the first quarter of 2004). The strong increase in circulation was driven by the fact that since September 2004 a free special edition of Cinco Días is distributed on the weekends jointly with the Regional press.

In Regional Press, advertising revenues increased by 2.1% whereas the operating expenses decreased by 1.6%.

Operating revenues in the **Magazines** division increased by 3.6%. It is worth highlighting the performance of circulation revenues which increased by 30.4%. *Cinemania* reached and average circulation of 77,248 copies in the period January-March 2005 and *Rolling Stone* reached 32,838 average copies. *Revista 40*, which was launched in October 2004 achieved and average circulation of 56,014 copies. Advertising revenues increased by 3.4%.

RADIO AND MUSIC

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
RADIO			
Operating Revenues	51.81	45.59	13.6
Operating Expenses	44.28	40.10	10.4
EBIT	**7.53**	**5.49**	**37.1**
% Margin	**14.5%**	**12.0%**	
EBITDA	**8.69**	**6.70**	**29.8**
% Margin	**16.7%**	**14.6%**	
MUSIC			
Operating Revenues	3.99	13.22	-
Operating Expenses	4.70	16.18	-
EBIT	**(0.72)**	**(2.95)**	**75.8**
% Margin	**(19.7%)**	**(22.3%)**	
EBITDA	**(0.50)**	**(2.21)**	**77.2**
% Margin	**(12.6%)**	**(16.7%)**	

RADIO

During the first quarter of 2005, operating revenues in Spanish radio increased by 13.6%. Out of the total consolidated revenues of this unit, 55.5% were national while 44.5% came from the local market.

- **Advertising revenues** increased by 14.6%, up to €45.3 million, driven by the good performance of the Spanish advertising market. National advertising revenues increased by 22.0% and the local ones increased by 7.0%.

The increase at the EBIT level was outstanding (+37.1% compared to the previous year) as well as the EBIT margin, that stood at 15.5% opposite 12.0% in the first quarter of year 2004.

MUSIC

Regarding the Music business, revenues decreased due to the fact that in year 2004 the Music division launched an add-on jointly with El País, based on DVD records which did not occur in 2005. On the other hand, in the first quarter of 2005 the Music business increased its profitability at the EBIT level (€0.72 million losses opposite €2.95 million losses in the same period of year 2004).

LOCAL TV AND AUDIOVISUAL PRODUCTION

€ Million	JANUARY-MARCH 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
LOCAL TV			
Operating Revenues	8.82	8.08	9.1
Operating Expenses	13.04	11.28	15.6
EBIT	**(4.22)**	**(3.19)**	**(32.3)**
% Margin	**(47.9%)**	**(39.5%)**	
EBITDA	**(3.54)**	**(2.66)**	**(33.8)**
% Margin	**(40.0%)**	**(32.8%)**	
PLURAL			
Operating Revenues	2.44	1.37	77.3
Operating Expenses	3.20	2.22	44.0
EBIT	**(0.76)**	**(0.85)**	**75.8**
% Margin	**(31.2%)**	**(61.6%)**	
EBITDA	**(0.02)**	**(0.04)**	**62.3**
% Margin	**(0.6%)**	**(3.2%)**	

The Audiovisual division encompasses the Local TV activities and Plural Entertainment, a company that aims to the production of TV programmes and movies through Tesela.

Within the operating revenues of the Local TV business (€8.82 million) it is worth highlighting the performance of the **advertising revenues**, (that account for 53.9% of total revenues), which increased by 56.1%, up to €4.75 million.

In 2005 Plural has filmed "Al filo de la ley", a series broadcasted by Televisión Española, which has had good market reception among advertisers and audience, reaching a share close to 20%.

INTERNATIONAL MEDIA

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	11.68	10.74	8.7
Operating Expenses	15.36	13.57	13.2
EBIT	**(3.68)**	**(2.83)**	**(30.0)**
% Margin	**(31.5%)**	**(26.4%)**	
EBITDA	**(2.28)**	**(1.37)**	**(66.0)**
% Margin	**(19.4%)**	**(12.7%)**	

Revenue breakdown by business units was as follows:

Operating Revenues


M €
8
6
4
2
0
5,5
2,1
1,3
1,5
0,6
Caracol
Radiopolis
PRL*
IGM
(Bolivia)
Chile

*Participaciones de Radio Latinoamericana includes the radio activities in France, Costa Rica and Miami.

International Media showed a12.6% increase in advertising revenues compared to the same period of year 2004.

Caracol increased its revenues by 12.6% compared to the first quarter of 2004, and advertising revenues increased by 17.6%.

Radiópolis increased its revenues by 8.8% in euros and 15.0% in local currency.

The restructuring measures and the change in the shareholder structure in **Inversiones Grupo Multimedia** have driven this unit to improve its operating losses by 34.7% despite a 5.5% decrease in revenues.

PUBLISHING (SANTILLANA)

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	90.32	75.48	19.7
Operating Expenses	75.62	67.77	11.6
EBIT	**14.70**	**7.71**	**90.6**
% Margin	**16.3%**	**10.2%**	
EBITDA	**21.81**	**15.63**	**39.6**
% Margin	**24.1%**	**20.7%**	

January-March 2005 Geographic Revenues breakdown


Spain & Portugal
19%
Brazil
34%
Chile
8%
Rest of America
26%
Argentina
6%
Peru
7%

The figures recorded in the first quarter include the campaigns in the South American countries. The most significant performances where shown in Brazil, Chile, Peru and Argentina.

- In **Brazil,** revenues grew up by 44.6% mainly due to the positive evolution of institutional sales. EBIT increased by 63.9% reaching €13.6 million. EBIT margin posted 44.3% compared to 39% recorded last year. In local currency terms, revenues increased by 37.5%.

- Sales increased by 5.2% in **Peru** and operating margin came up to 49.5%

- In **Argentina**, the better political situation has resulted in an increase of book sales up to 10.1% in local currency and to 3.4% in euros.

PRISACOM

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	4.45	3.21	38.8
Operating Expenses	5.97	6.76	(11.7)
EBIT	**(1.52)**	**(3.55)**	**57.2**
% Margin	**(34.2%)**	**(110.8%)**	
EBITDA	**(0.96)**	**(2.15)**	**55.5**
% Margin	**(21.5%)**	**(67.0%)**	

Prisacom increased revenues by 3.8% mainly due to the increase in content sales (+45%) and to the positive evolution of the mobile related business (+39%). Revenues coming from advertising recorded an increase of 4%.

Revenue breakdown (January-March 2005)


Other 17%
Mobile services 39%
External services 10%
Sale of content 15%
Advertising 19%

In the first quarter of the year, operating expenses decreased by 11.7% bringing operating losses down by 57.2%.

As of March 2005, El País.es already accounts for 45,531 subscribers as opposed to 41,861 subscribers registered as of December 2004. Out of the total subscribers, 42,145 pay for the service.

ADVERTISING AGENCY (GDM)

€ Million	JANUARY-MARCH		
	2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Net Operating Revenues	5.10	4.77	6.8
Operating Expenses	4.18	3.96	5.5
EBIT	**0.92**	**0.81**	**12.8**
% Margin	**18.0%**	**17.1%**	
EBITDA	**1.01**	**0.89**	**13.7**
% Margin	**19.8%**	**18.6%**	

During the first three months of 2005, the Spanish advertising market has continued the excellent growth pace achieved in 2004. Such improvement has been reflected in every sector and particularly in radio and television.

The recovery of the market resulted in an increase of the operating margin, reaching a level of 18.0%.

Out of the total advertising managed by GDM, 41% belongs to Sogecable and third parties, and 59% to companies within the Group.

PRINTING - DÉDALO

€ Million	JANUARY-MARCH 2005 I.F.R.S.	2004 I.F.R.S.	Chg. %
Operating Revenues	18.80	20.61	(8.8)
Operating Expenses	19.71	20.13	(2.1)
EBIT	**(0.91)**	**0.48**	-
% Margin	**(4.8%)**	**2.3%**	
EBITDA	**0.96**	**2.35**	**(59.1)**
% Margin	**5.1%**	**11.3%**	

Dédalo is consolidated by the proportional consolidation method (40%); Polestar (40%) and Ibersuizas, the financial partner that owns 20%, complete its shareholder structure.

Revenue breakdown can be summarized as follows:


By Client
Geographically
Exports: 22%
Group: 19%
Third & associated parties: 81%
National: 78%

During 2005, Dédalo kept making progress in the organizational and operative integration that followed the merger between Prisaprint and Polestar.

The priorities for 2005 are, the consolidation and growth of the commercial offset business as well as the setting up of the merger between the two gravure plants that the group owns, which will allow the creation of a more competitive and profitable plant that will generate important synergies and economies of scale.

APPENDIX 1: QUARTERLY RESULTS ACCORDING TO PREVIOUS GAAP

PROFIT AND LOSS ACCOUNT

€ Million	JANUARY-MARCH 2005 Previous GAAP	JANUARY-MARCH 2004 Previous GAAP	Chg. %
Operating Revenues	**355.43**	**340.88**	**4.3**
EBITDA	**68.75**	**60.17**	**14.3**
EBIT	**49.66**	**39.23**	**26,6**
Net financial cost	(0.45)	(1.87)	76.0
Income from associates	(2.24)	(8.60)	74.0
Goodwill amortization	6.60	4.75	38.9
Profit before extraordinary items	40.37	24.01	
Extraordinary result	(4.75)	(7.84)	39.4
Profit before tax	**35.62**	**16.17**	**120.3**
Income tax expense	12.46	5.35	135.5
Minority interest	(0.03)	(1.01)	96.8
Net Profit	**22.61**	**11.83**	**91.2**
EBIT Margin	**13.9%**	**11.5%**	
EBITDA Margin	**19.3%**	**17.7%**	

Breakdown by business line was as follows:

€ Million	JANUARY-MARCH 2005 Previous GAAP	JANUARY-MARCH 2004 Previous GAAP	Chg. %
Advertising Revenues	128.73	114.92	12.0
Books and Rights sales	87.80	73.53	19.4
Circulation Revenues	59.15	62.21	(4.9)
Add-on's Revenues	32.53	41.38	(21.4)
Printing Revenues[4]	14.98	16.64	(10.0)
Music and Audiovisual sales	7.88	8.54	(7.7)
Other revenues	24.35	23.66	2.9
Total Operating Revenues	**355.43**	**340.88**	**4.3**

[4] Includes 40% of Dédalo revenues. Dédalo is the resulting company following the merger between Prisaprint and Polestar España.

REVENUES € Million	JANUARY-MARCH 2005 Previous GAAP	 2004 Previous GAAP	 Chg. %
El País	108.53	106.76	1.7
Specialized and Regional Press	31.96	29.93	6.8
Radio	51.78	45.48	13.8
Music	6.39	15.99	(60.0)
Local TV	8.76	7.87	11.3
Plural	2.44	1.37	77.3
International Media	11.53	10.72	7.6
Publishing (Santillana)	90.26	75.33	19.8
Prisacom	4.45	3.20	38.8
Printing	18.73	20.53	(8.8)
GDM	25.38	21.43	18.4
Distribution	48.83	63.62	(23.2)
Other	6.81	6.45	5.6
Consolidation adjustments	(60.42)	(67.80)	
TOTAL	**355.43**	**340.88**	**4.3**

EBIT € Million	JANUARY-MARCH 2005 Previous GAAP	 2004 Previous GAAP	 Chg. %
El País	35.29	33.46	5.5
EBIT Margin	**32.5%**	**31.3**	
Specialized and Regional Press	0.99	0.25	-
EBIT Margin	**0.03%**	**0.01%**	
Radio	8.87	6.05	46.6
EBIT Margin	**17.1%**	**13.3%**	
Music	(0.74)	(2.54)	70.8
EBIT Margin	**(11.6%)**	**(15.88%)**	
Local TV	(4.39)	(3.12)	(40.5)
EBIT Margin	**(50.1%)**	**(39.7%)**	
Plural	(0.85)	(0.61)	(39.5)
EBIT Margin	**(34.7%)**	**(44.1%)**	
International Media	(3.17)	(2.56)	(24.2)
EBIT Margin	**(27.51%)**	**(23.84%)**	
Publishing (Santillana)	15.29	8.87	72.3
EBIT Margin	**16.9%**	**11.78%**	
Prisacom	(1.51)	(2.25)	32.7
EBIT Margin	**(34.0%)**	**(70.1%)**	
Printing	(0.09)	0.67	
EBIT Margin	**(0.5%)**	**3.28%**	
GDM	0.91	0.84	8.9
EBIT Margin	**3.62%**	**3.93%**	
Distribution	0.52	0.94	(44.4)
EBIT Margin	**1.07%**	**1.48%**	
Other	(1.46)	(0.78)	
TOTAL	**49.66**	**39.23**	**26.6**
Margin	13.9%	11.5%	

For further information:

Grupo Prisa
Institutional Ivestor Relations Department
Gran Vía 32, 6ª Planta
Telephone: +34- 91-330-10-85
Fax: +34- 91-330-10-88
e-mail: ir@prisa.es
www.prisa.es

Madrid, April 22, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. announces that it has reached an agreement through its US subsidiary GLR Services, Inc. with Citicasters, a subsidiary of Clear Channel to acquire the programming and commercial rights in an AM radio station broadcasting service in Los Angeles and in Southern California.

Radio 690 AM (XTRA) is presently owned by Xetra Comunicaciones, S.A. de CV and broadcasts from Rosarito, Mexico pursuant to the Agreement Between the Government of the United States of America and the Government of the United States of Mexico Relating to AM Broadcasting Services in the Medium Frequency Band, of August 28, 1986.

The operation will be closed pending the signing of certain contracts and the approval of the pertinent regulatory authorities.

The total planned investment amounts to 28 million dollars.

ANNOUNCEMENT OF RELEVANT INFORMATION

PROMOTORA DE INFORMACIONES S.A. announces that it was notified today of the final arbitral award issued by the International Court of Arbitration of the International Chamber of Commerce, bringing to a close the proceedings initiated by PRISA Group's complaint against the GARAFULIC Group, whose filing was notified to the Spanish National Securities Exchange Commission as relevant information on April 11, 2003.

In its award the arbitration board has ordered Atlantis Investments Group, S.A., Edwin Dieter Garafulic Lehm, Walter Raul Garafulic Lehm and the successors in interest of Raul Garafulic Gutiérrez (hereinafter jointly the "GARAFULIC Group") jointly and indivisibly to pay the PRISA Group the following amounts within a term of thirty days:

-TWENTY-FIVE MILLION ELEVEN THOUSAND SEVEN-HUNDRED AND FIFTY-EIGHT DOLLARS (US$ 25,011,758) plus interest, to acquire all of the shares that the PRISA Group owns in the Bolivian companies incorporated by both parties. The incorporation of those companies was notified to the Spanish National Securities Exchange Commission as relevant information on October 24, 2000.

-TWO HUNDRED FIFTY THOUSAND DOLLARS (US$ 250,000) plus interest as minimum guaranteed profit for the year 2001;

-FIVE HUNDERED THOSAND DOLLARS (US$ 500,000) in arbitration proceeding costs; and

-THREE HUNDERED SIXTY-SEVEN THOUSAND NINE HUNDRED TWENTY-NINE EUROS (€ 367,929) plus SEVEN THOUSAND SIX HUNDRED EIGHTY DOLLARS (US$ 7,680) to reimburse Plaintiff's costs.

Madrid, May 4, 2005.

Madrid, May 25, 2005

Announcement of Relevant Information

Promotora de Informaciones, S.A. (PRISA) announces that it has filed an arbitration complaint at the International Chamber of Commerce's International Court of Arbitration against Tiscali, S.p.A. (TISCALI) for breach of an advertising contract entered into by both parties in 2001.

The advertising contract was signed when TISCALI's affiliate World Internet On Line, S.L. acquired shares in Inicia Comunicaciones, S.A. (in that regard see PRISA's Announcement of Relevant Information No. 30,597 of July 31, 2001).

The advertising contract included an undertaking on the part of TISCALI to invest ten million Euros in Grupo PRISA's communications media, with minimum guaranteed payments of eight million Euros.

To date TISCALI has failed to make payments exceeding three million Euros.